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SEC FILE NUMBER
8-42071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Raymond James (USA) Ltd.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2100 - 925 West Georgia Street
(No. and Street)

Vancouver	BC Canada	V6C 3L2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Lim	604-654-1539	christopher.lim@raymondjames.ca
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

777 Dunsmuir Street	Vancouver	BC	V7Y 1K3
(Address)	(City)	(State)	(Zip Code)

May 14, 2004	085
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Lim _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Raymond James (USA) Ltd. _____, as of 09/30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. except one spousal account of an officer.

Signature:
Christopher Lim _____   Digitally signed by Christopher Lim
Date: 2025.11.21 14:02:30 -08'00'

Title:
CFO _____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors
Raymond James (USA) Ltd.:

We have reviewed management's statements, included in the accompanying Raymond James (USA) Ltd. Exemption Report (the Exemption Report), in which (1) Raymond James (USA) Ltd. (the Company) stated that it may file an Exemption Report for the period from October 1, 2024 through September 30, 2025, based on guidance received from the Securities and Exchange Commission Staff because for its institutional business: (i) the Company's items included in its reserve computations during the period from October 1, 2024 through September 30, 2025 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions; and (ii) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2024 through September 30, 2025; (2) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions"); and (3) the Company stated that it met the identified exemption provisions from October 1, 2024 to September 30, 2025 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii))*]* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
November 21, 2025

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

RAYMOND JAMES (USA) LTD.
Exemption Report
As of September 30, 2025

Raymond James (USA) Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report for the period from October 1, 2024 through September 30, 2025 based on guidance received from the Securities and Exchange Commission Staff because for its institutional business (i) the Company's items included in its reserve computations during the period from October 1, 2024 through September 30, 2025 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions and (ii) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2024 through September 30, 2025.

(2) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for its retail business.

(3) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from October 1, 2024 to September 30, 2025 except as described below:

Date Delivered to Pershing	Type of Asset	Description - Failed to transmit by noon the next business day
1/2/2025	Check	Courier picked up check after 12.00PM
3/28/2025	Check	Wire released after 12.00 PM
4/10/2025	Check	Wire released in wrong amount. Correction wire released next business day
5/15/2025	Check	Advisor held defective check in safe and delayed returning to client
9/29/2025	Check	Released wire was delayed by bank 2 business days due to another client's NSF check
9/29/2025	Check	Released wire was delayed by bank 1 business day due to another client's NSF check

We, the management affirm that, to the best of our knowledge and belief this Exemption Report is true and correct.

Christopher Lim
Chief Financial Officer

November 21, 2025

RAYMOND JAMES (USA) LTD.

(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

Statement of Financial Condition
(Expressed in United States dollars)

As of September 30, 2025



KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Raymond James (USA) Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raymond James (USA) Ltd. (the Company) as of September 30, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2001.

Vancouver, Canada
November 21, 2025

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statement of Financial Condition
(Expressed in United States dollars)

As of September 30, 2025

		2025
Assets		
Cash and cash equivalents	$	7,843,515
Deposits in compliance with reserve requirements (note 4)		3,607,904
Client and broker receivables (note 6)		12,528,898
Due from related party (note 6)		4,179,377
Other assets		87,375
	$	28,247,069
Liabilities and Stockholder's Equity		
Client and broker payables (note 6)	$	11,668,863
Other accounts payable		568,691
	$	12,237,554
Stockholder's equity:		
Capital stock (note 5)		1,045,000
Retained earnings		14,964,515
		16,009,515
	$	28,247,069

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Notes to Statement of Financial Condition
(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Year ended September 30, 2025

---

1. **Operations:**

    Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Canadian Investment Regulatory Organization (CIRO) and the Canadian Investor Protection Fund and a participating organization of the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

    The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation.

    The Company is also a registered investment advisor with the SEC. While the Company accesses the Canadian securities markets, its clients are US and Canadian residents. The Company has an institutional business segment and its clients are US based institutions that wish to have access to the Canadian securities markets. This business is all delivery vs payment or receipt vs payment. The Company also has retail business that is private client-wealth management and uses US based Pershing LLC as its clearing broker on a fully disclosed basis. Segment information is presented in note 8.

2. **Significant accounting policies:**

    (a) Financial statement presentation:

    The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

    (b) Income taxes:

    The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes.

    (c) Cash, restricted cash and cash equivalents:

    Cash and cash equivalents are interest bearing bank deposits or interest bearing investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash.

    Restricted cash is an interest bearing bank deposit subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restriction that limit the purpose for which the funds can be used. The Company considers deposits in compliance with reserve requirements to be restricted cash.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Notes to Statement of Financial Condition
(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Year ended September 30, 2025

2. **Significant accounting policies (continued):**

(d) Financial instruments:

Amortized cost is the measurement basis for cash and cash equivalents, deposits in compliance with reserve requirements, client and broker receivables, due to/from related party, client and broker payables and other accounts payable. The short-term maturities of these instruments means that their carrying cost approximates their fair value.

(e) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(f) Security transactions and related commission revenues and expenses:

Security transactions and related commission revenues and expenses are accounted for at a point in time on a trade date basis. Also included within commission revenues is revenue earned in relation to the supply of the Company's research which is recognized over time with the satisfaction of the performance obligation.

(g) Asset management fees:

Asset management and related fees relate to the discretionary and non-discretionary provision of portfolio advisory services to retail clients. These fees are calculated quarterly as a percentage of assets under management. Revenue is recognized over time with the satisfaction of the performance obligation.

(h) Interest income:

Interest income is recognized monthly from the Company's interest bearing deposits and cash sweep interest provided by the Company's US based clearing broker.

RAYMOND JAMES (USA) LTD.
(A wholly owned subsidiary of Raymond James Ltd.)
Notes to Statement of Financial Condition
(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Year ended September 30, 2025

3. **Recent accounting standards:**

    Recently adopted accounting standards

    Segment reporting

    In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). The standard expands annual and interim disclosure requirements for reportable segments, primarily though enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. The Company adopted the new standard for our annual financials for the year ended September 30, 2025. Refer to Note 8 Segment Information.

    Recent accounting standards not yet adopted

    There are no standards issued, but which are not yet effective as of September 30, 2025, which may reasonably be expected to materially impact the Company's Statement of Financial Condition.

4. **Deposits in compliance with reserve requirements:**

    The deposit of $3,607,904 cash at September 30, 2025 is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation as at September 30, 2025 is $nil and is restricted.

5. **Capital stock:**

	2025
Authorized:	
400 voting common shares without par value	
Issued:	
400 common shares	$ 1,045,000

6. **Related party transactions:**

    Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of the Company. In addition, the Company is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Notes to Statement of Financial Condition
(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Year ended September 30, 2025

---

6. Related party transactions (continued):

During the year ended September 30, 2025, commissions and fees, employee compensation, communication and information processing, occupancy and equipment, business development and other expenses of $19,184,507 were paid to RJL to reimburse for amounts paid on their behalf. As at September 30, 2025, the Company has $4,179,377 receivable from RJL. In addition, client and broker payables include amounts due to RJL of $8,280,378. Client and broker receivables or payables are solely in relation to outstanding trades which are generally settled in 1 business day. The firm does not carry client securities or cash.

7. Net capital requirement:

The Company is subject to the SEC uniform net capital rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2025, the Company had net capital pursuant to Rule 15c3-1 of $11,560,249 which was $11,310,249 in excess of its net capital requirement of $250,000.

8. Segment Information:

The Company currently operates through two business segments: Private Client Group and Capital Markets. The business segments are determined based upon factors such as the services provided and the distribution channels served, and the financial results of the Company's segments are presented using the same policies as described in note 2. Segment results include charges allocating corporate overhead and benefits to each segment.

The Company's chief operating decision makers ("CODMs") are the Chief Executive Officer and the Chief Financial Officer. The CODMs evaluate segment performance and resource allocation based on one measure of each segment's profit and loss, the earnings before income taxes.

The Private Client Group segment includes the retail branches located throughout Canada. These branches provide securities brokerage services including the sale of equities, mutual funds and fixed income products to their individual clients. The branches also provide discretionary and non-discretionary portfolio advisory services. The Capital Markets segment includes institutional sales and trading in Canada to US resident institutions. We provide securities brokerage, trading and research services to institutions with an emphasis on the sale of US and Canadian equities and fixed income products.

Total assets by segment:

	2025
Capital Markets	$ 20,087,250
Private Client Group	8,159,819
	$ 28,247,069

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Notes to Statement of Financial Condition
(Tabular amounts expressed in United States dollars, unless otherwise indicated)

Year ended September 30, 2025

9. **Liabilities subordinated to the claims of general creditors:**

As at and during the years ended September 30, 2025, the Company had no liabilities which were subordinated to the claims of general creditors.

10. **Contingencies**

The Company is subject to reviews and inspections by regulatory authorities. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities.

The Company cannot predict if, how or when such examinations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

A large number of factors contribute to this inherent unpredictability: the examination is still on-going; the damages sought are unspecified, unsupported or uncertain; the Company has not engaged in settlement discussions; discovery is not complete; and there are significant facts in dispute.

The Company may contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Subject to the foregoing, the Company believes, after consultation with legal counsel, that the outcome of the ongoing regulatory examinations will not have a material adverse effect on the Company's financial condition. The Company has not recorded a provision for ongoing regulatory examinations as it is not considered probable that an outflow of economic benefits will be required and a reliable estimate of the obligation, if any, cannot be made at this time.

11. **Subsequent events:**

Management has evaluated subsequent events through November 21, 2025, the date the financial statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1   Schedule I
(Expressed in United States dollars)

Year ended September 30, 2025

		2025
Total capital:		
Total stockholder's equity	$	16,009,515
Deductions:		
Non-allowable assets:		
Due from related party		4,179,377
Other assets		87,375
Other deductions		182,514
Total deductions		4,449,266
Net capital	$	11,560,249
Minimum net capital required		250,000
Excess net capital	$	11,310,249

The above computation does not differ materially from the regulatory computation filed on its Focus II with the SEC and FINRA.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation for Determination of Reserve Requirements and Information Related   Schedule II
to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3
(Expressed in United States dollars)

Year ended September 30, 2025

As at September 30, 2025, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934.

	2025
Credit balances:	
Customer credit balances and securities fail to receive	$ -
Debit balances:	
Customer debit balances and securities fail to deliver not older than 30 days	-
Less: 3% of debit balances under alternative method	-
Total debit balances	-
Excess of total credit over total debits	$ -
Reserve bank account balance	3,607,904
Deposit required	$ -

The above computation does not differ materially from the computation the Company filed on its Focus II.

As at September 30, 2025 the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3, as at September 30, 2025, the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.